Exhibit 99.66

May 6, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Government of Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs/Mesdames:

Re: Mercer Park Brand Acquisition Corp.

We refer to the prospectus of Mercer Park Brand Acquisition Corp. (the “Company”) dated May 6, 2021, relating to the acquisition of GH Group, Inc. (the “Prospectus”).

We consent to being named and to the use in the above-mentioned Prospectus, of our report dated May 4, 2021, to the Directors/Shareholders of the Company on the following financial statements:

a.	Consolidated and combined Balance Sheets as of December 31, 2020 and 2019.

b.	Consolidated and combined Statements of Operations, Changes in Shareholders’/Members’ Equity and Cash Flows for the years ended December 31, 2020, 2019, and 2018.

c.	The related notes to the consolidated and combined financial statements which comprise a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Sincerely,

/s/ Macias Gini & O’Connell LLP

Macias Gini & O’Connell LLP 700 South Flower St., Suite 800 Los Angeles, CA 90017	www.mgocpa.com